Exhibit 4.3

Translation form hebrew

Letter of agreement

May 20th 2003

To
Crow Technologies 1977 Ltd. ("the company")
1 Azrieli Center
Tel-Aviv

Dear Sir, Madam

Re: My Activity as the chairman of the board of the company

Whereas I serve as the chairman of the board of the company; And whereas I hold the reputation, expertise, experience, ability and appropriate business relations with banks and other strategic financial entities, which all enable me to assist and provide services for the company regarding the handling and promoting of the company’s negotiations with banks and other strategic financial entities, with respect to the matters detailed below; and whereas the company’s agenda provides for the regulation of the company’s current credit layout and for the execution of a re-organization of the company’s credit layout; and whereas, in fact, as the chairman of board of the company, I serve and dedicate time to the company in matters detailed above and below in this letter, at a scope which exceeds the customary standard for a chairman of the board; Therefore, I propose to regulate my activity and function as the chairman of the board as follow:

1.	During the period of time specified under sec. 5 below, I shall assist the company and provide services for the company (referred to below as “the services”) in connection with the handling and promoting of the company’s negotiations with banks and other strategic and financial entities, with respect to matters related, among other things, to (a) the company’s current credit layout; (b) the company’s lines of credit; (c) the possibility of reducing the company’s finance expenses; (d) the company’s engagements with strategic financial entities (other than banks).

2.	I ,personally shall give my services to the company. My services will not be given by another person on my behalf.

3.	I shall give my services to the company in coordination with the company’s chief executive officer (C.E.O). Upon the request of the company’s C.E.O, I shall furnish him, in writing, any information and/or document in connection with the provision of my services, in accordance with the C.E.O’s requirements.

4.

4.1	In consideration for my services to the company as detailed above as the chairman of the board, I shall be entitled to a total (gross) monthly fee in NIS equal to US$3,000 (plus V.A.T) (referred to below as: “the monthly consideration”), and this against a duly issued tax invoice presented to the company.

4.2	The company shall be entitled to deduct from any payment owed to me, any deduction which must be legally deducted at the source.

4.3	It is hereby clarified that the monthly consideration is the overall payment which I shall be entitled to receive from the company, and every tax and/or other expense, direct and/or indirect, which are related to my provision of the services to the company, shall be borne by me.

5.

5.1	The services shall be given by me to the company during a period of 12 (twelve) months commencing on the day you sign this letter, and it will automatically renew for two consecutive periods of 12 (twelve) months each.

5.2	Notwithstanding the provision of sec. 5.1 above, each party shall be entitled to terminate the engagement under this letter, in accordance with his sole discretion, by giving a written notice to the other party, 30 days in advance.

5.3	In any case of terminating the engagement stated in this letter, I shall furnish the company all documents and/or information given to me by the company and/or devised by me in connection with the provision of my services to the company.

6.	The company and I shall not maintain employment relations regarding the services provided by me to the company during the period of time mentioned in sec. 5.1 above, and I do not have, nor shall I have, any right of an employee of the company, in any way or form whatsoever, and I shall not be entitled to any payment and/or compensation and/or benefits from the company, in connection with a claim that such employment relations were maintained.

7.	I undertake to maintain all information, which will be made known to me in connection with the company’s businesses, confidential. Furthermore, I undertake not to use such information and not to disclose and/or give away such information, directly or indirectly, to any third party, both during the engagement period between the company and myself under this letter, and thereafter.

8.	Without derogating from the provisions of this letter, It is agreed that the services may be given by me directly, or alternatively by Equity ____________ Ltd. (p.c No. 512784224) which is under my control. If the services in fact shall be given by the company under my control, as said above, all the provisions of this letter shall also apply to the company under my control, mutatis mutandis.

Best Regards,

—————————————— Meir Jacobson

The undersigned, Crow Technologies 1977 Ltd., confirm all the above said.

—————————————— Date	—————————————— Crow Technologies 1977 Ltd.